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                             April 26, 2024

       Junkoo Kim
       Chief Executive Officer
       WEBTOON Entertainment Inc.
       5700 Wilshire Blvd., Suite 220
       Los Angeles, CA 90036

                                                        Re: WEBTOON
Entertainment Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted April 15,
2024
                                                            CIK No. 0001997859

       Dear Junkoo Kim:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 23, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Factors Affecting Our Performance
       Annual Cohort of Paid Content GMV per Paying User of WEBTOON Korea, page
88

   1. We note your response to comment 1 and your revised disclosures on page 88. Please revise your filing to
more fully explain what the numbers in the y-axis in the graph represent (e.g.,
approximately $190 million in 2023) in relation to Paid Content GMV. In this regard it is not
clear to us if or how the amounts represent paid content per paying user.
 Junkoo Kim
FirstName   LastNameJunkoo   Kim
WEBTOON       Entertainment Inc.
Comapany
April       NameWEBTOON Entertainment Inc.
       26, 2024
April 226, 2024 Page 2
Page
FirstName LastName
Non-GAAP Financial Measures, page 91

2. We note you present and discuss non-GAAP financial measure before you present and discuss the most directly comparable GAAP measures. Please revise the order of your disclosures to present GAAP measures with equal or greater prominence as required by
         Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation
         Finance   s Compliance & Disclosure Interpretations on Non-GAAP
Financial Measures.

Critical Accounting Policies and Estimates
Goodwill and Intangible Assets, page 101

3. Please revise your disclosures to more fully address and disclose the following:
             The number of reporting units you have with goodwill;
             The numbers of reporting units for which you performed quantitative or qualitative impairment tests as of the most recent impairment test;
             The remaining amounts of goodwill allocated to each reporting unit in which you recoded a goodwill impairment;
             The percentages by which estimated fair values exceeded carrying values as of the most recent impairment test for any additional at risk reporting units or disclosure that the estimated fair values of the remaining reporting units substantially exceeded their carrying values;
             The methods and key assumptions used to estimate fair values, including how they are determined;
             The degree of uncertainty associated with key assumptions, including material changes during the periods presented and the reasons for changes as well as sensitivity analyses regarding the potential impact of changes in assumptions; and
             Potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.
Consolidated Financial Statements
Note 7. Goodwill, net and Intangible Assets, net, page F-27

4. We note your revised disclosures, including the goodwill impairments you recorded during the year ended December 31, 2023. Please correct and ensure all amounts presented in the goodwill activity roll-forward for FY 2022 and FY 2023 are accurate. In addition, given the goodwill impairments you recorded, please provide any additional disclosures required by ASC 820-10-50 in note 15 and any disclosures required by ASC
         275-10-50 or explain why you believe no additional disclosures are required.
 Junkoo Kim
FirstName   LastNameJunkoo   Kim
WEBTOON       Entertainment Inc.
Comapany
April       NameWEBTOON Entertainment Inc.
       26, 2024
April 326, 2024 Page 3
Page
FirstName LastName
Note 17. Business Combinations and Disposition, page F-51

5. We note your response to comment 3; however, it is not clear to us how significant these fair value differences are. Please tell us the difference between the fair value of the shares of Munpia you acquired in February 2022 relative to the implied fair value of the Munpia shares you issued to acquire Studio JHS Inc. in August 2022 based on your fair value estimate of Studio JHS Inc. and, if applicable, explain the reasons for any material difference.

       Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing